Filed Pursuant to Rule 424(b)(3)

Registration No. 333-176209

PROSPECTUS

SciClone Pharmaceuticals, Inc.

8,298,110 Shares of

Common Stock

This prospectus may be used only in connection with the resale, from time to time, by the selling stockholders identified in this prospectus, of up to 8,298,110 shares of our common stock. The selling stockholders may offer and sell the shares of common stock being offered by this prospectus from time to time in public or private transactions, or both. These sales may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The selling stockholders may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both. See “Plan of Distribution” for a more complete description of the ways in which the shares may be sold.

We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “SCLN.” On September 21, 2011, the last reported sale price of our common stock on the NASDAQ Global Select Market was $4.03.

Investing in our securities involves risk. See “Risk Factors” beginning on page 5.

This prospectus may not be used to offer or sell any securities unless it is accompanied by the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 22, 2011.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized any other person to provide you with different information. The information contained in this prospectus, and the documents incorporated by reference herein, are accurate only as of the date such information is presented. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference (as our business, financial condition, results of operations and prospects may have changed since that date), even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

This prospectus may be amended from time to time to add, update or change information in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus amendment modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus.

We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

As permitted by the rules and regulations of the United States Securities and Exchange Commission, or the SEC, the registration statement, of which this prospectus forms a part, includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s web site or at the SEC’s offices described below under the heading “Where You Can Find Additional Information.”

SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, including the risks of investing discussed under “Risk Factors” described on page 4, the information incorporated by reference, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part. When used in this prospectus, the terms “we”, “Company”, “SciClone”, “our” or “us” refer to SciClone Pharmaceuticals, Inc. and its consolidated subsidiaries, unless otherwise indicated or as the context otherwise requires.

Overview

SciClone Pharmaceuticals (NASDAQ: SCLN) is a revenue-generating, profitable, China-centric, specialty pharmaceutical company with a substantial commercial business and a product portfolio of therapies for oncology, infectious diseases and cardiovascular, urological, respiratory, and central nervous system disorders. We are focused on continuing international sales growth through our strong sales and marketing efforts, and growing our profitability, while containing our United States-based clinical development costs by limiting this effort to the current SCV-07 phase 2b clinical program in oral mucositis, with the expectation that a partner would fund any future trials with SCV-07.

Our business and corporate strategy is focused primarily on the People’s Republic of China (“China”) where we have built a solid reputation and established a strong brand through our many years of experience marketing ZADAXIN®. We believe our strengths position us to benefit from expanding pharmaceutical markets in China. We believe China will rank second among global pharmaceutical markets by 2016, with projected annual growth rates of 20% or more annually over the next several years. We seek to grow sales of our current product portfolio in the region while we leverage our strong balance sheet for future acquisitions and product in-licensing.

We acquired NovaMed Pharmaceuticals, Inc. (“NovaMed”) on April 18, 2011, and our results of operations include the operations of NovaMed only for the period from April 18, 2011. We believe the NovaMed acquisition positions us as a leading specialty pharmaceutical company in China, where we aim to expand our presence with additional key pharmaceutical assets, new therapeutic areas of focus, and an expanded management team, including a sales force of over 680 professionals. Our product portfolio consists of products we sell directly and products for which we do exclusive promotion but which are sold to purchasers by our partners which include Sanofi S.A. and Baxter International, Inc. Together with the products acquired from NovaMed, our portfolio now has 18 marketed products and spans major therapeutic areas including oncology, infectious diseases, and cardiovascular, urological, respiratory and central nervous system disorders. The acquisition expanded our product portfolio through exclusive licensing and promotion agreements with a number of leading pharmaceutical companies.

We have two categories of revenues: proprietary and in-licensed product sales revenues and promotion services revenues. Our flagship product, ZADAXIN, has the highest margins as it is proprietary to SciClone. While we expect that ZADAXIN will continue to lead our product sales, we also anticipate the addition of the NovaMed in-licensed products to SciClone’s two in-licensed products will increase our future revenues and profitability and will strengthen our rapidly growing pharmaceutical business in China over the coming years. Our in-licensed products, such as Aggrastat® which we began selling recently in China, have good margins but are lower than our proprietary product, ZADAXIN. The second category of products includes our exclusively promoted China products, such as Depakine®, Stilnox®, and Tritace® for which we recognize promotion services fees as a percentage of our collaborators topline revenue. Over time, we expect to optimize this product mix by shifting the product mix to higher margin proprietary and in-licensed products, for which we would reflect the topline revenue.

SciClone’s ZADAXIN (thymalfasin) is approved in over 30 countries and may be used for the treatment of hepatitis B(HBV), hepatitis C (HCV), as a vaccine adjuvant, and certain cancers according to the approvals we have in these countries. To continue to grow ZADAXIN sales to China, our sales force is focused on increasing sales to the country’s largest hospitals (class 3 with over 500 beds) as well as smaller hospitals (class 2). These hospitals serve Tier 1 and Tier 2 cities located mostly in the eastern part of the nation, which are the largest, and generally have the most affluent populations in China.

SciClone’s marketed portfolio also includes Depakine, the most widely prescribed broad-spectrum anti-convulsant in China; Tritace, an ACE inhibitor for the treatment of hypertension; Stilnox, a fast-acting hypnotic for the short-term treatment of insomnia (marketed as Ambien in the US); and Aggrastat, a recently-launched intervention cardiology product. SciClone is also pursuing the registration of several other therapeutic products in China.

We continue to look for in-licensing opportunities for China of late-stage or approved branded, well-differentiated products that if not yet approved have a clear regulatory pathway in China based on existing approval outside of China. We are also working on the final stage of the regulatory approval in China for our in-licensed candidate DC Bead® and expect a decision from the SFDA, the Chinese regulatory agency, to be made in 2011. We are also working on the approval process for our other product candidates, all of which are in clinical trials or in other stages of the regulatory approval process in China.

We are currently developing SCV-07, a small molecule synthetic peptide with immunomodulating properties, in a phase 2b clinical trial for the prevention of oral mucositis (“OM”). OM is a common, painful, debilitating complication of cancer treatment, and we estimate that medical costs for the treatment of oral mucositis were approximately $4.2 billion in the U.S. and $10 billion worldwide in 2010. We announced the enrollment of the first patient in the Company’s phase 2b clinical trial of SCV-07 for the delay of onset of OM in January of 2011. The current phase 2b clinical trial is a multicenter, randomized, double-blind, placebo-controlled study designed to enroll approximately 160 patients, who are receiving standard chemoradiation therapy for treatment of cancers of the head and neck, to assess the drug’s ability to modify the course of OM. The study will evaluate three doses of SCV-07 (0.1 mg/kg, 0.3 mg/kg and 1 mg/kg), including two higher doses than those used in the previous phase 2a study. The study’s primary efficacy endpoint is the reduction in proportion of patients with clinically assessed ulcerative OM (WHO Grade ≥ 2) at the time that they have received a cumulative radiation dose of 45 Gy. The study’s secondary endpoints include incidence and duration of ulcerative and severe (WHO Grade ≥ 3) OM, analgesic use and pain assessments, quality of life measurements, gastrostomy tube placement and use, breaks in radiation or chemotherapy treatment, and unscheduled office or hospital visits.

The United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) are each conducting formal investigations of us regarding a range of matters including the possibility of violations of the Foreign Corrupt Practices Act (“FCPA”). We will continue to cooperate fully with the SEC and DOJ in the conduct of their investigations. In response to these matters, our Board appointed a Special Committee of independent directors (the “Special Committee”) to oversee our response to the government inquiry. The Special Committee has substantially concluded its investigation and on May 4 and 5, 2011 reported its findings and recommendations to the Board of Directors. As part of its continuing cooperation with the ongoing investigation of the SEC and the DOJ, the Special Committee has also reported findings to the SEC and DOJ. The SEC’s and DOJ’s formal investigations are continuing. These continuing investigations could result in administrative orders against us, the imposition of significant penalties and/or fines against us, and/or the imposition of civil or criminal sanctions against us or certain of our officers, directors and/or employees. We cannot predict what the outcome of those investigations will be, or the timing of any resolution.

Refer to Footnote 12 “Other Corporate Matters” of our Condensed Consolidated Financial Statements in Part I, Item 1, Part II, Item 1 “Legal Proceedings” and to Part II, Item 4 “Changes in Internal Controls” of our Quarterly Report on Form 10-Q for the second quarter ended June 30, 2011 for further information regarding the investigation and remedial measure, related litigation, and material weaknesses we have identified.

SciClone Pharmaceuticals, Inc. was organized in 1990 as a California corporation and reincorporated in Delaware in 2003. Our corporate headquarters are located in Foster City, California.

For information about our revenues from external customers, measures of our profit and loss, our total assets and other financial matters, you should read our Consolidated Financial Statements provided in Part II, Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

The Offering

Securities Offered:	This prospectus may be used only in connection with the resale, from time to time, by the selling stockholders identified in this prospectus, of up to 8,298,110 shares of our common stock.

Common Stock Outstanding:	58,321,778 shares outstanding as of August 8, 2011

The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of August 8, 2011 and excludes shares of common stock reserved for issuance under our stock option plans and employee stock purchase plan.

Use of Proceeds:	We will receive none of the proceeds from the sale of the shares by the selling stockholders.

NASDAQ Symbol:	SCLN

Risk Factors:	Investing in our securities involves a high degree of risk and purchasers of our securities may lose their entire investment. See “Risk Factors” below and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest our securities.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risk factors discussed below, together with all the other information contained in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, incorporated by reference into this prospectus, before deciding whether to purchase any of the securities being offered by this prospectus. Each of the risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities, and the occurrence of any of these risks might cause you to lose all or part of your investment.

Our risk factors are set forth below in their entirety. The list is not exhaustive and you should carefully consider these risks and uncertainties before investing in our common stock. We have marked with an asterisk (*) those risk factors below that reflect substantive changes from the risk factors included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2011.

Our stock price may be volatile, and an investment in our stock could suffer a decline in value. *

We have a history of operating losses and an accumulated deficit. Although we reported net income of $21.1 million for the year ended December 31, 2010 and $5.8 million for the six months ended June 30, 2011, we have experienced significant operating losses in the past, and as of June 30, 2011, we had an accumulated deficit of approximately $138.0 million. If our operating expenses were to increase or if we were not able to increase or sustain revenue, we may not achieve profitability over the next 12 months.

The market price of our common stock has experienced, and may continue to experience, substantial volatility due to many factors, some of which we have no control over, including:

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developments related to the pending United States Securities and Exchange Commission (“SEC”) and United States Department of Justice (“DOJ”) investigations, our efforts to cooperate with the investigations and events related to pending litigations;

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government regulatory action affecting our Company or our drug products or our competitors’ drug products in China, the United States and other foreign countries, including the effect of any change in the governmentally permitted maximum listed price for ZADAXIN (“thymosin alpha 1 or thymalfasin”) or our other products on the market in China;

•	actual or anticipated fluctuations in our quarterly operating results;

•	progress and results of clinical trials and the regulatory approval process in the United States, Europe and in China;

•	our acquisition of NovaMed Pharmaceuticals, Inc. (“NovaMed”) including our ability to manage the risks associated with the acquisition;

•	finding a partner for late-stage trials of our clinical development candidates;

•	timing and achievement of our corporate milestones;

•	changes in our agreements or relationships with collaborative partners;

•	announcements of technological innovations or new products by us or our competitors;

•	announcement and completion of corporate acquisition, merger, licensing or marketing arrangements, or sales of assets;

•	developments or disputes concerning patent or proprietary rights;

•	changes in the composition of our management team or board of directors;

•	changes in company assessments or financial estimates by securities analysts;

•	changes in assessments of our internal controls over financial reporting;

•	general stock market conditions and fluctuations for the emerging growth and pharmaceutical market sectors;

•	economic and political conditions in the United States or abroad; and

•	broad financial market fluctuations in the United States, Europe or Asia.

Our acquisition of NovaMed involves a number of risks and we may not successfully integrate our and NovaMed’s businesses and may not realize the anticipated benefits of the acquisition; and we may acquire other companies or products that present similar risks. *

Achieving the benefits of the acquisition of NovaMed will depend in substantial part on the successful integration of the two companies’ operations and personnel. While at this time SciClone’s China operations and NovaMed’s business will be conducted in separate subsidiaries, we will need to operate as a combined organization and begin utilizing common business, information and communication systems, operating procedures, financial controls and human resource practices, including benefits, training and professional development programs. We will face significant challenges in integrating our organizations and operations in a timely and efficient manner. Some of the challenges and difficulties involved in this integration include:

•	retaining key employees of both organizations;

•	managing the acquisition and continuing operations in both organizations to successfully achieve the anticipated benefits of the acquisition;

•	preserving important relationships of both SciClone and NovaMed, including NovaMed’s contractual relationships with pharmaceutical partners;

•	diversion of management’s attention from normal daily operations of the business which could adversely affect on-going operations;

•	costs and delays in implementing common systems and procedures;

•	consolidating and rationalizing information technology and administrative infrastructures;

•

the potential for disputes or litigation related to the earn-out and escrow provisions, which are frequently a source of disputes in acquisition transactions, and potentially unanticipated results of any such dispute;

•

variability in our financial results which may result from acquisition-related expenses including the variation in the valuation of the earn-out, and periodic impairment charges that may result from the recording of goodwill and intangible assets in the acquisition;

•	implementing procedures, policies and processes related to FCPA compliance; and

•	integrating and documenting processes and controls in conformance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 which were not applicable to NovaMed prior to the acquisition.

We may enter into other acquisition transactions in the future which could present similar risks and may also cause us to:

•	issue common stock that would dilute our current shareholders’ percentage ownership;

•	assume liabilities, some of which may be unknown at the time of such acquisitions;

•	record goodwill and intangible assets that will be subject to impairment testing and potential periodic impairment charges;

•	incur amortization expenses related to certain intangible assets;

•	incur large and immediate write-offs of in-process research and development costs; or become subject to litigation.

Any one or all of these factors, many of which are outside of our control, may increase operating costs or lower anticipated financial performance following the NovaMed acquisition, or following any future acquisition. In addition, the combined company may lose distributors, suppliers, manufacturers and employees. Achieving anticipated synergies and the potential benefits underlying the two companies’ reasons for the merger will depend on successful integration of the two companies. In addition, the integration of NovaMed into SciClone will be a complex, time consuming and expensive process and will require significant attention from management and other personnel, which may distract their attention from the day-to-day business of the combined company. The diversion of management’s attention and any difficulties associated with the integration of NovaMed, or of companies or products we may acquire in the future could have a material adverse effect on the operating results of the company and on the value of our common stock, and could result in our not achieving the anticipated benefits of the acquisition. Failure to achieve our objectives could have a material adverse effect on the business and operating results of the company.

Charges to earnings resulting from the NovaMed acquisition may adversely affect our financial results and could adversely affect the market value of our common stock and the cash portion of the purchase price and other expenses will reduce our working capital. *

In accordance with U.S. generally accepted accounting principles, we have accounted for the NovaMed acquisition using the purchase method of accounting, which will result in charges to earnings that could have a material adverse effect on our results of operations. Under the purchase method of accounting, we allocated the total estimated purchase price to NovaMed’s net tangible assets, amortizable intangible assets and in-process research and development based on their fair values as of the date of the acquisition, and recorded the excess of the purchase price over those fair values as goodwill. In addition, the purchase price includes an estimate of the value of the earn-out that may be payable in the future. We will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in the acquisition. The amount of employee stock compensation expense has and will increase as a result of grants to a larger base of employees. We will also incur an expense if the valuation of the earn-out increases, which would occur if in any quarter it appears that the likelihood of payment of any portion of the earn-out has become more likely. The accounting measurement of the earn-out will be subject to change through December 2012 and may create earnings volatility for us every quarterly reporting period through December 2012. In addition, to the extent the value of goodwill becomes impaired, the combined company may be required to incur material charges relating to the impairment of goodwill. These charges, even though they would be non-cash charges, could have a material impact on our results of operations.

We made substantial cash payments in the NovaMed acquisition and we have incurred significant other costs related to the acquisition which reduced our liquidity and could affect our operating results.

We used approximately $21.3 million of cash, net of cash acquired, as part of the purchase price to acquire NovaMed. In addition, we estimate that we incurred investment banker costs of approximately $2.6 million and we have also incurred substantial legal and accounting and professional costs associated with the acquisition. These costs have reduced and may continue to reduce our cash and cash equivalents substantially. In addition, if the earn-out targets are achieved, we would need to use up to an additional $43.0 million in cash, which would materially reduce our cash available for operations.

Our revenue will continue to be substantially dependent on our sale of ZADAXIN in China, and if we experience difficulties in our sales efforts, our operating results and financial condition will be harmed. *

Our product revenue is highly dependent on the sale of ZADAXIN in China. We expect that the percentage of our revenues that come from the sale of ZADAXIN in China will decline significantly as a result of the NovaMed acquisition. However, we anticipate that sales of ZADAXIN will continue to be a majority of our revenue for at least the next two years. For the six months ended June 30, 2011 and 2010, approximately 97% of our ZADAXIN sales were to customers in China. Sales of ZADAXIN in China may be limited due to the low average personal income, lack of patient cost reimbursement, poorly developed infrastructure and competition from other products, including generics. ZADAXIN sales growth in recent years has benefited from the rapidly growing Chinese economy and growing personal disposable income. Sales of ZADAXIN in China could be adversely affected by a slowing or downturn of the Chinese economy and from the decisions of the National Development and Reform Commission (“NDRC”) pricing reform anticipated to be made in 2011.

In China, ZADAXIN is approved for the treatment of hepatitis B virus (“HBV”) and as a vaccine adjuvant. We face competition from pharmaceutical companies who are aggressively marketing competing products for the treatment of HBV and for other indications where we believe ZADAXIN may be used on an off-label basis. In addition, several local companies are selling lower-priced, locally manufactured generic thymalfasin, which is a competitive product and is selling in substantial and increasing quantities. While generic products outsell ZADAXIN in unit volumes, we have been able to maintain a pricing advantage through the reputation of our imported, branded product. We believe such competition to continue with added new local manufacturers of generic thymalfasin and there could be a negative impact on the price and the volume of ZADAXIN sold in China, which would harm our business. Our efforts to in-license or acquire other pharmaceutical products for marketing in China and other markets may be unsuccessful or even if successful may not have a meaningful effect on our dependence on ZADAXIN sales in those markets.

In November 2009, thymalfasin, the generic chemical name for our pharmaceutical product ZADAXIN, was included as a Category B product in the National Reimbursed Drug List (“NRDL”) and pricing for ZADAXIN on the NRDL is still being reviewed by the authorities. The price for pharmaceutical products is regulated in China both at the national and at the provincial level. These regulations, as well as regulation of the importation of pharmaceutical products may reduce prices for ZADAXIN to levels significantly below those that would prevail in an unregulated market, limit the volume of product which may be imported and sold or place high import duties on the product, any of which may limit the growth of our revenues or cause them to decline. The Chinese government is increasing its efforts to reduce overall health care costs, including pricing controls on pharmaceutical products. Individual provinces in China and, in some cases, individual hospitals can and have established pricing requirements for a product to be included on formulary lists. In some cases, these prices have been significantly lower than our distributors have been selling ZADAXIN, in which case we have been removed from formulary lists, which consequently has reduced sales to certain hospitals and could adversely affect our future sales. The process and timing for any price restrictions is unpredictable. In addition, we are aware that ZADAXIN may be used on an off-label basis, and the Chinese government’s pricing, reimbursement or other actions might reduce such uses. We are working on these regulatory processes as well as on potential changes in our business model depending on potential outcomes. We believe we will be able to successfully manage our business in China through this process, however maximum prices could be set at some time in the future which could adversely affect our results or require substantial changes in our business model which may be difficult to implement.

Importers and distributors of ZADAXIN borrow funds in China from banks to purchase, hold and distribute ZADAXIN. Substantial increases in restrictions on fund availability and/or increases in borrowing costs could limit the ability of our importers and distributors to finance their import and distribution process.

We have received regulatory approvals to import and market ZADAXIN in China and to manufacture ZADAXIN and export the product from Italy. In order to continue our sales to China, we need to maintain these approvals. Our license to import ZADAXIN into China needs to be renewed every five years and the next renewal is required in 2013. Although we were successful in obtaining a renewal in 2008 and 2003, there is no assurance that we will receive renewals in the future when applied for or that the renewals will not be conditioned or limited in ways that limit our ability to sell ZADAXIN to China. Further, our licenses to manufacture and export ZADAXIN from Italy are dependent upon our continuing compliance with regulations in Italy. Our business would be adversely affected if we are not able to maintain these approvals. In order to sell ZADAXIN to the licensed importers in China, our manufacturers must 1) be approved by the Italian Ministry of Health (“AIFA”) and 2) be accepted by the State Food and Drug Administration of China (“SFDA”), the Chinese equivalent to the United States Food and Drug Administration (“FDA”), and we must obtain an Imported Drug License from the SFDA permitting the importation of ZADAXIN into China. The license must be renewed every five years, and if we change manufacturers, these changes must 1) be approved by the AIFA in Italy and 2) be accepted by the SFDA. When we change manufacturers we must obtain a new approval. The SFDA, the FDA, AIFA and other regulatory agencies may, and have, changed their internal administrative rules in ways that may delay or complicate the regulatory process. Those changes are not always disclosed or known to us and we may experience unexpected delays or additional costs as a result of such changes.

Our ZADAXIN sales and operations in other parts of China and the world are subject to a number of risks and increasing regulations, including difficulties and delays in obtaining registrations, renewals of registrations, permits, pricing approvals and reimbursement, increasing regulation of product promotion and selling practices, unexpected changes in regulatory requirements and political instability. In addition, during the second quarter of 2009 we experienced a strong upsurge in ZADAXIN sales which we believe was attributable both to the increasing penetration of ZADAXIN within the Chinese market, as well as concerns in China from the H1N1 flu virus. Although we believe that ZADAXIN sales have returned to levels more consistent with our established business, if distributors and hospitals that purchase ZADAXIN stockpile more ZADAXIN than needed for current use, our sales of ZADAXIN may suffer as distributors and hospitals use ZADAXIN already in their inventory before purchasing additional product from us. This could lead to uneven future revenue results for ZADAXIN and in turn materially impact our cash flow and business condition.

We face risks related to the potential outcomes of the SEC investigation regarding FCPA compliance and other matters and DOJ investigation regarding the FCPA and our own investigation into such matters, including potential penalties, substantial expenses and the use of significant management time and attention, and changes in our marketing and sales practices that could affect our ability to generate revenue, any of which could adversely affect our business. *

In August 2010, we received notices of investigations by U.S. government agencies that relate to our operations in China including compliance with the FCPA and we subsequently initiated an internal investigation regarding these matters. In connection with the formal, non public SEC investigation, the SEC issued a subpoena to us requesting documents regarding a range of matters including but not limited to documents relating to potential payments or transfer of anything of value to regulators and government-owned entities in China; documents relating to bids or contracts with state or government-owned entities in China; documents relating to intermediary or local agent of the Company in China; documents regarding the Company’s ethics and anti-corruption policies, training, and audits; and documents relating to certain Company financial and other disclosures made by the Company. The DOJ is currently conducting an investigation of us in connection with compliance with the FCPA, as to which they have advised us that the DOJ has information about the Company’s practices suggesting possible violations. We have been cooperating with, and will continue to cooperate with, the investigations by and inquiries from the SEC and DOJ. In response to these matters, our board of directors appointed the Special Committee of independent directors to oversee our response to the government inquiry. The Special Committee conducted an independent investigation as to matters reflected in and arising from the SEC and DOJ investigations including, but not limited to, certain sales and marketing matters in China, in order to evaluate whether any violation of the FCPA or other laws occurred.

The Special Committee has substantially concluded its investigation and reached a number of findings, including that we lacked appropriate internal controls to assure compliance with laws, including the FCPA, with respect to sales and marketing practices including payments for, or reimbursement of, third party gifts, travel and entertainment expenses, and sponsorships of certain conferences and symposia. The Special Committee identified evidence of sales and marketing activities that might constitute potential violations of the FCPA. We are undertaking certain remedial measures recommended by the Special Committee and adopted by our Board of Directors. However, the SEC’s and DOJ’s formal investigations are continuing.

We are unable to predict what consequences, if any, that any investigation by any regulatory agency or by our Special Committee may have on us. These and any other regulatory investigations and our cooperation with them will result in substantial legal and accounting expenses, and has diverted management’s attention from other business concerns and could harm our business. If we fail to comply with regulations or to carry out controls on our Chinese or other foreign operations in a manner that satisfies all applicable laws, our business would be harmed. Any civil or criminal action commenced against us by a regulatory agency could result in administrative orders against us, the imposition of significant penalties and/or fines against us, and/or the imposition of civil or criminal sanctions against certain of our officers, directors and/or employees. The investigations, results of the investigations, or remedial actions we may take, if any, as a result of such investigations, may adversely affect our business in China. If we are subject to an adverse finding resulting from the SEC and DOJ investigations, or from our own independent investigation, we could be required to pay damages or penalties or have other remedies imposed upon us. In addition, we will incur additional expenses related to remediative measures we are undertaking, and could incur fines or other penalties. The period of time necessary to resolve the investigations by the DOJ and the SEC is uncertain, and these matters could require significant management and financial resources which could otherwise be devoted to the operation of our business.

We have material weaknesses in our internal control over financial reporting and if we are not able to remediate these weaknesses, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock. *

Effective internal controls are necessary for us to provide reliable financial reports and to protect from fraudulent, illegal or unauthorized transactions. If we cannot provide effective controls and reliable financial reports, our business and operating results could be harmed. Moreover, as a United States-based corporation doing business in China, these controls often need to satisfy the requirements of Chinese law as well as the requirements of United States law which frequently differ in certain aspects. Our management has determined that as of December 31, 2010, we had two material weaknesses in our internal control over financial reporting that have not been remediated. In addition, we determined that our disclosure controls were not working effectively as of December 31, 2010. The material weaknesses relate to our controls over (i) our implementation of our policy on compliance with laws and (ii) our accounting for income taxes, as discussed in Item 4. Changes in Internal Controls of this Form 10-Q. During the six months ended June 30, 2011, the Company initiated or commenced various remediation efforts to address the weaknesses. While we have made significant progress in remediating these material weaknesses, as of June 30, 2011 they had not been fully remediated. Although we are taking steps to remediate these material weaknesses, there can be no assurance that we will be successful in this regard. Any failure to implement and maintain controls over our financial reporting, or difficulties encountered in the implementation of improvements in our controls, could cause us to fail to meet our reporting obligations. Any failure to improve our internal controls or to address identified weaknesses in the future, including with respect to our clinical research expenses, if they were to occur, could also cause investors to lose confidence in our reported financial information, which could have a negative impact on the trading price of our stock. New legislation may impact our financial position or results of operations.

Compliance with changing regulations concerning corporate governance and public disclosure has resulted in and may continue to result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and The NASDAQ Stock Market rules, are creating uncertainty for companies such as ours and costs are increasing as a result of this uncertainty and other factors. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment has and may continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

We have been named as a party to purported stockholder class actions and purported derivative lawsuits, and we may be named in additional litigation, all of which will require significant management time and attention and result in significant legal expenses and may result in an unfavorable outcome which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain of our officers and directors have been named as nominal defendants in three derivative lawsuits purportedly filed on behalf of the Company. The lawsuits which have been consolidated into one action assert claims for breach of fiduciary duty, abuse of control, unjust enrichment and corporate waste based on alleged violations of the Foreign Corrupt Practices Act. We and certain of our officers have also been named as defendants in two purported class action lawsuits which alleged violations of the Securities Exchange Act of 1934, as amended, in connection with allegedly false, misleading and incomplete statements issued by the defendants related to potential violations of the Foreign Corrupt Practices Act, our reported revenues, income and sales growth, and marketing and sales activities. Although the class action lawsuits have been dismissed, additional class action lawsuits could be filed. In addition, our board of directors has received a demand from a purported stockholder demanding that the board of directors take actions to remedy breaches of fiduciary duties by the directors and certain officers relating to alleged violations of the FCPA and securities laws. We cannot predict whether these or other lawsuits or demands are likely to result in any material recovery by, or expense to, SciClone. We believe we will continue to incur legal fees in responding to these lawsuits and to the demand. The expense of defending such litigation may be significant. The amount of time to resolve this and any additional lawsuit is unpredictable and these actions may divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations and cash flows.

We are at risk of additional securities class action and derivative lawsuits.

Securities class action and derivative lawsuits are often filed against public companies following a decline in the market price of their securities. We were sued recently after our announcement regarding SEC and DOJ investigations and we and certain of our officers and directors have been named as parties in purported stockholder class actions and derivative lawsuits. The class action lawsuits have been dismissed and we are continuing to litigate the derivative lawsuits. We may be named in additional litigation, all of which will require significant management time and attention and result in significant legal expenses and may result in an unfavorable outcome which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We may experience stock price volatility in the future, either related to announcements regarding the SEC and DOJ investigation, our own investigations related thereto or other matters. This risk is especially relevant for us because biotechnology companies have experienced greater than average stock price volatility in recent years. Such litigation could result in additional substantial costs and a diversion of management’s attention and resources, which could harm our business.

We may not be able to successfully develop or commercialize our products in China or the United States. *

Following the acquisition of NovaMed, we have numerous products under development in China and we are developing SCV-07, a small molecule synthetic peptide with immunomodulating properties, in a phase 2b clinical trial in the United States for the prevention of oral mucositis (“OM”). The regulatory approval processes in the United States,

Europe and China are demanding, lengthy and expensive. We have committed significant resources, including capital and time, to develop and seek approval for products under development, and if we do not obtain approvals we are seeking, we may be unable to achieve any revenue from these products. All new drugs, including our product candidates under development in the United States and China, are subject to extensive and rigorous regulation by the FDA, SFDA and similar regulatory agencies. These regulations govern, among other things, the development, testing, manufacturing, labeling, storage, pre-market approval, importation, advertising, promotion, sale and distribution of our products. These regulations may change from time to time and new regulations may be adopted.

Satisfaction of government regulations may take several years and the time needed to satisfy them varies substantially based on the type, complexity and novelty of the pharmaceutical product. As a result, government regulation may cause us to delay the introduction of, or prevent us from marketing, our existing or potential products for a considerable period of time and impose costly procedures upon our activities. Even if we obtain regulatory approval for our products, such approval may impose limitations on the indicated uses for which our products may be marketed. Unsatisfactory data resulting from clinical trials of thymalfasin may also adversely affect our ability to market and sell thymalfasin in markets where it is approved for sale.

To fully develop these products and other products we may acquire, substantial resources are required for extensive research, development, pre-clinical testing, clinical trials, and manufacturing scale-up and regulatory approval prior to the potential products being ready for sale. We cannot assure that our efforts will produce commercially viable products. We face significant technological risks inherent in developing these products. We may also abandon some or all of our proposed products before they become commercially viable. We are obligated to make a milestone payment upon regulatory approval of certain products under development. If any of our products, even if developed and approved, cannot be successfully commercialized in a timely manner, our business will be harmed and the price of our stock may decline.

Market acceptance of any product that is successfully developed and approved will depend on many factors, including our ability to convince prospective customers to use our products as an alternative to other treatments and therapies. In addition, doctors must opt to use treatments involving our products. If doctors elect to use a different course of treatment, demand for our drug products would be reduced. In addition, for certain products we may need to convince partners to manufacture or market our products. Failure to do any of the above will lead to an unfavorable outcome on the results of our operations.

Our success is dependent upon the success of our sales and marketing efforts in China, and we may experience difficulties in complying with regulations, slow collections or other matters that could adversely affect our revenue in China. *

Following the acquisition of NovaMed, we have numerous products on the market in China in addition to ZADAXIN. Our future revenue growth depends to a great extent on increased sales of ZADAXIN to China and the successful integration and increased sales of the products promoted or marketed by NovaMed. If we fail to continue to successfully market ZADAXIN or NovaMed’s product portfolio, our revenue and operating results will be limited. If unexpected and serious adverse events are reported, or if expected efficacy results are not achieved, it would have a material adverse effect on our business.

Our sales are concentrated in China and we face risks relating to operating in a China, including pricing and other regulations, slow payment cycles and exposure to fluctuations in the Chinese economy.

The Chinese government is increasing its efforts to reduce overall health care costs, including pricing controls on pharmaceutical products. Individual provinces in China and, in some cases, individual hospitals can and have established pricing requirements for a product to be included on formulary lists. The process and timing for any price restrictions is unpredictable. Further, the successful sales and marketing of all of NovaMed’s products requires continuing compliance with other regulations in China relating to the import, manufacture, approval and distribution of products and if we or our partners are not able to obtain or maintain necessary licenses or other approvals, our operations would be adversely affected.

We experience other issues with managing sales operations in China including long payment cycles, potential difficulties in timely accounts receivable collection and, especially from significant customers, fluctuations in the timing and amount of orders and the adverse effect of any of these issues on our business could be increased due to the concentration of our business with a small number of distributors. Problems with collections from, or sales to, any one of those distributors could materially adversely affect our results. Operations in foreign countries including China also expose us to risks relating to difficulties in enforcing our proprietary rights, currency fluctuations and adverse or deteriorating economic conditions. If we experience problems with these matters, or if significant political, economic or regulatory changes occur, our results could be adversely affected.

Our operations throughout the world including China are potentially subject to the laws and regulations of the United States including the FCPA, in addition to the laws and regulations of the local countries. Regulation in China of the activities in the pharmaceutical industry has increased and may continue to undergo significant and unanticipated changes. A number of companies have faced significant expenses or fines as a result of the increasing regulation of, and enforcement activity regarding, the pharmaceutical industry.

Currently all of our revenue is generated from customers located outside the United States, and a substantial portion of our assets, including employees, are located outside the United States. United States income taxes and foreign withholding taxes have not been provided on undistributed earnings of non-United States subsidiaries, because such earnings are intended to be indefinitely reinvested in the operations of those subsidiaries. The United States government may propose initiatives that would substantially reduce our ability to defer U.S. taxes including: repealing deferral of U.S. taxation of foreign earnings, eliminating utilization or substantially reducing our ability to claim foreign tax credits, and eliminating various tax deductions until foreign earnings are repatriated to the United States. If any of these proposals are constituted into legislation, they could increase our U.S. income tax liability and as a result have a negative impact on our financial position and results of operations.

Our business strategy is dependent in part upon our agreements with third parties for the rights to develop and commercialize products, or promote products, particularly in China. If we fail to maintain such agreements, or if we fail to enter into additional agreements, our business will suffer. *

Our sales and marketing strategy in China depends significantly upon agreements with third parties, and potentially upon entering into additional agreements with third parties, or re-negotiating agreements with third parties. Except for ZADAXIN, our rights to develop, market and sell our products in China, including the products currently promoted or sold by our subsidiary, NovaMed, are held by us under license, promotion, distribution or marketing agreements with third parties. These agreements for products on the market including DepaKine, Stilnox, Tritace and Aggrastat, and products in the regulatory review process, including DC Bead and several of NovaMed’s products in clinical trial, are held under license, distribution or marketing agreements. In addition, our success in the future may be dependent upon entering into similar agreements with other parties and the renewal of any such agreements. The third parties to these agreements are generally not under an obligation to renew the agreements. If any of these agreements are terminated, or if they are not renewed, our ability to distribute, or develop, the products or product candidates could be terminated and our business could be adversely affected. Renegotiation of agreements can also occur prior to discussions of contract renewals. We have had disputes with collaborators in the past, and are in negotiations regarding disputes with current collaborators regarding product candidates in the regulatory approval process. Such disputes have arisen, and may arise in the future over the performance of each party’s obligations under the agreements, ownership rights to intellectual property, know-how or technologies developed with our collaborators. Disputes with collaborators or licensors or others could cause us to incur legal costs and could result in the loss of rights to products or other disruptions in our business.

All of our products were originally obtained by us under licenses, promotion, distribution or similar third-party agreements. We do not conduct product discovery and our ability to bring new products to market is dependent upon our entering into additional acquisition, in-licensing, promotion or distribution agreements, particularly in China. The competition for attractive products is intense, and we cannot assure you that we will be able to negotiate in-license, promotion or distribution agreements for additional products in the future on acceptable terms, if at all.

We may lose market share or otherwise fail to compete effectively in the intensely competitive pharmaceutical industry.

Competition in the pharmaceutical industry in China is intense, and we believe that competition will increase. Our success depends on our ability to compete in this industry, but we cannot assure you that we will be able to successfully compete with our competitors. Increased competitive pressure could lead to intensified price-based competition resulting in lower prices and margins, which would hurt our operating results. We cannot assure you that we will compete successfully against our competitors or that our competitors, or potential competitors, will not develop drugs or other treatments for our targeted indications that will be superior to ours.

We depend on sales to China, and global conditions could negatively affect our operating results or limit our ability to expand our operations in and outside of China. Changes in China’s political, social, regulatory and economic environment may affect our financial performance. *

Our business is concentrated in China. Heightened tensions resulting from the current geopolitical conditions in the Middle East, North Korea and elsewhere could worsen, causing disruptions in foreign trade, which would harm our sales. In particular, our commercial product is manufactured in Europe and distributed by us from our operations in Hong Kong. Any disruption of our supply and distribution activities due to geopolitical conditions could decrease our sales and harm our operating results.

With respect to China, our financial performance may be affected by changes in China’s political, social, regulatory and economic environment. The role of the Chinese central and local governments in the Chinese economy is significant. Chinese policies toward economic liberalization, and laws and policies affecting foreign companies, currency exchange rates and other matters could change, resulting in greater restrictions on our ability to do business in China. Any imposition of surcharges or any increase in Chinese tax rates could hurt our operating results. The Chinese government could revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the government of China were to take any of these actions, we would be prevented from conducting all or part of our business. Any failure on our part to comply with governmental regulations could result in the loss of our ability to market our products in China.

Because of China’s tiered method of importing and distributing finished pharmaceutical products, our quarterly results may vary substantially from one period to the next. *

Imported products in China, including ZADAXIN and NovaMed’s imported products, are distributed through a tiered method to import and distribute finished pharmaceutical products. Promoted products are typically sold from our partner companies within China to the primary distributor with the following distribution being the same for imported as well as promoted products. At each port of entry, and prior to moving the product forward to the distributors, government-licensed importing agents must process and evaluate each imported product shipment to determine whether it satisfies China’s quality assurance requirements. In order to efficiently manage this process, the importing agents typically place large, and therefore relatively few, orders within an annual period. Therefore, sales to an importing agent can vary substantially from quarter to quarter depending on the size and timing of the orders, which has in the past and may in the future cause our quarterly results to fluctuate. We rely on a limited number of importers, in any given quarter, to supply our products and most of our ZADAXIN sales are now through two importers so our receivables from those importers are material, and if we were unable to collect receivables from those importers or any other importer, our business and cash-flow would be adversely affected. Our importers are not obligated to place purchase orders for our product, and if they determined for any reason not to place purchase orders, we would need to seek alternative licensed importers, which could cause fluctuations in our revenue.

The existence of counterfeit pharmaceutical products in China’s pharmaceutical retail market may damage our brand and reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

Certain medicine products distributed or sold in China’s pharmaceutical retail market, including those appearing to be our products, may be counterfeit. Counterfeit products are products sold under the same or very similar brand names and/or having a similar appearance to genuine products. Counterfeit products, including counterfeit pharmaceutical products, are a significant problem in China. Such products divert sales from genuine products, often are of lower cost, often are of lower quality (having different ingredients or formulations, for example), and have the potential to damage the reputation for quality and effectiveness of the genuine product. The counterfeit pharmaceutical product regulation control and enforcement system in China is not able to completely eliminate production and sale of counterfeit pharmaceutical products. Any sale of counterfeit products resulting in adverse side effects to consumers may subject us to negative publicity and expenses. It could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to currency exchange rate fluctuations, which could adversely affect our financial performance. *

A majority of our product sales are denominated in U.S. dollars and a significant portion of our sales and expenses are denominated in renminbi. Fluctuation in the U.S. dollar exchange rate with local currency directly affects the customer’s cost for our product. In particular, a stronger U.S. dollar vis-à-vis the local currency would tend to have an adverse effect on sales and potentially on collection of accounts receivable. China currently maintains the value of the renminbi in a narrow currency trading band that may or may not fluctuate based upon government policy. Depending on market conditions and the state of the Chinese economy, China has intervened in the foreign exchange market in the past to prevent significant short-term fluctuations in the renminbi exchange rate, and it could make future adjustments, including moving to a managed float system, with opportunistic interventions. This reserve diversification may negatively impact the United States dollar and U.S. interest rates. A trend to a stronger U.S. dollar would erode margins earned by our Chinese importers and prompt them to ask us to lower our prices. A weaker U.S. dollar would increase our in-country China operating expenses, and with the addition of NovaMed, our China operating expenses have increased. We are subject to currency exchange rate fluctuations as a result of expenses incurred by our foreign operations. In particular, one of our supply arrangements under which we purchase finished products is denominated in euros and costs of our operations in China are paid in local currency. Consequently, changes in exchange rates could unpredictably and adversely affect our operating results and could result in exchange losses. To date, we have not hedged against the risks associated with fluctuations in exchange rates and, therefore, exchange rate fluctuations could have a material adverse impact on our future operating results and stock price.

We cannot predict the safety profile of the use of thymalfasin, DC Bead, SCV-07, or other drugs we may develop when used in combination with other drugs. *

Many of our trials involve the use of thymalfasin in combination with other drugs. SCV-07 may be developed to be used in combination with other drugs. Some of these drugs, particularly pegylated interferon alpha, ribavirin, non-pegylated interferon alpha, and dacarbazine are known to cause adverse patient reactions. We cannot predict how thymalfasin, DC Bead, SCV-07 or other drugs we may develop will work with other drugs, including causing possible adverse side effects not directly attributable to the other drugs that could compromise the safety profile of thymalfasin, DC Bead, SCV-07, or other drugs we may develop when used in certain combination therapies.

If third-party reimbursement is not available or patients cannot otherwise pay for ZADAXIN, DC Bead, SCV-07, or other drugs we may develop we may not be able to successfully market them. *

Significant uncertainty exists as to the reimbursement status of new therapeutic products, such as ZADAXIN, and once commercialized, DC Bead, SCV-07 or other drugs we may develop. We cannot assure you that third-party insurance coverage and reimbursement will be available for therapeutic products we might develop. Although ZADAXIN receives some limited reimbursement in certain provinces in China, we cannot assure you that we will be able to maintain existing reimbursements or increase third-party payments for ZADAXIN or obtain third-party payments for DC Bead in China. The failure to obtain or maintain third-party reimbursement for our products would harm our business. Further, we cannot assure you that additional limitations will not be imposed in the future in the United States or elsewhere on drug coverage and reimbursement due to proposed health care reforms. In many emerging markets where we have marketing rights to ZADAXIN, but where government resources and per capita income may be so low that our products will be prohibitively expensive, we may not be able to market our products on economically favorable terms, if at all.

Efforts by governmental and third-party payers to contain or reduce health care costs or the announcement of legislative proposals or reforms to implement government controls could cause us to reduce the prices at which we market our drugs, which would reduce our gross margins and may harm our business.

We rely on third parties who are our sole source suppliers for our clinical trial and commercial products and their inability to deliver products that meet our quality-control standards could delay or harm one or more important areas of our business including our sales, clinical trials or the regulatory approval process. *

We rely on third parties, who are subject to regulatory oversight, to supply our commercial products. Any deficiencies or shortages in supply of our commercial products would adversely affect our ability to realize our sales plans. For example, the manufacturing of the raw material and the processing to finished product of ZADAXIN is done in few batches in any given three-month period and any manufacturing errors have the potential to require a product recall. We currently have only one approved finished vial manufacturer and two approved active pharmaceutical ingredient (“API”) suppliers. If we experience a problem with the manufacturer or our suppliers our sales may suffer. We and NovaMed have each experienced difficulties with obtaining product from manufacturers in the past. During 2010, we experienced difficulties validating upgrades to equipment with one of our API manufacturers. Although we are taking steps to ensure that such problems do not continue, there is no assurance that we will either be successful in doing so with our current supplier or be able to timely and cost-effectively qualify new suppliers for this component. Manufacturing interruptions or failure or delay of product to meet quality assurance specifications could adversely affect shipments and recognition of sales of our products in any period and impair our relationships with customers and our competitive position and may increase the cost of material produced. In addition, each of the products that are marketed through our new NovaMed subsidiary is manufactured by, or obtained from, a single source.

We also rely on third parties, who are subject to regulatory oversight, to supply drug product for our clinical trials. For example, Biocompatibles is the sole supplier of DC Bead, Solvay Peptides S.A. is our sole supplier of SCV-07, and Depakine, Stilnox, Tritace and other products in either finished product or active pharmaceutical ingredient are manufactured by or for Sanofi-Aventis, Pfizer and other partners of our subsidiary, NovaMed. Any unanticipated deficiencies in these suppliers, or the suppliers of our raw materials, and/or recall of the manufacturing lots or similar action regarding the pegylated interferon alpha or ribavirin used in our clinical trials could delay the trials or detract from the integrity of the trial data and its potential use in future regulatory filings. In addition, manufacturing interruptions or failure to comply with regulatory requirements by any of these suppliers could significantly delay clinical development of potential products and reduce third-party or clinical researcher interest and support of proposed trials. These interruptions or failures could also impede commercialization of our products and impair our competitive position.

We rely on third parties for development of our products and the inability of any of these parties to reliably, timely or cost-effectively provide us with their obligated services could materially harm the timing of bringing our products to market and accordingly adversely affect our business.

We rely on third parties, such as contract research organizations, medical institutions, clinical investigators, contract laboratories, and collaborative partners in the conduct of clinical trials for our product candidates. If these parties, whom we do not control, do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines or choose not to continue their relationship with us, if the third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical or clinical activities may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize our product candidates.

Commercialization of some of our products depends on collaborations with others. If our collaborators are not successful, or if we are unable to find future collaborators, we may not be able to properly develop and commercialize our products. *

We depend in part on our distributors and business partners to develop or promote our drugs, and if they are not successful in their efforts or fail to do so, our business will suffer. For example, Biocompatibles is providing SciClone with product samples and the necessary supporting documents to obtain regulatory approval in China for DC Bead. We generally do not have control over the amount and timing of resources that our business partners devote to our collaborative efforts, and some have not always performed as or when expected. If they do not perform their obligations as we expect, particularly obligations regarding clinical trials, our development expenses would increase and the development or sale of our products could be limited or delayed, which could hurt our business and cause our stock price to decline. In addition, our relationships with these companies may not be successful. Disputes may arise with our collaborators, including disputes over ownership rights to intellectual property, know-how or technologies developed with our collaborators. We may not be able to negotiate similar additional arrangements in the future to develop and commercialize ZADAXIN or other products.

If we are unable to retain our key personnel, or are unable to attract and retain additional, highly skilled and experienced personnel, including the ability to expand our sales staff, our business will suffer. *

We are highly dependent upon our ability to attract and retain qualified personnel because of the specialized, scientific and worldwide nature of our business. Further, we are also dependent on our ability to appropriately staff these personnel in appropriate positions as our business fluctuates. There is intense competition for qualified management, scientific, clinical, regulatory, and sales and marketing personnel in the pharmaceutical industry.

There is significant turnover in the industry in China in particular, and we have also experienced turnover in our sales personnel.

We may not be able to attract and retain the qualified personnel we need to grow and develop our business globally. In addition, if we are unable to retain key personnel from the acquisition of NovaMed particularly sales and marketing personnel with expertise in the products they promote and regulatory personnel, our business may suffer and could result in our not achieving the anticipated benefits of the acquisition.

Conversely, in the event that we need to reduce the size of a particular aspect of our business, we are also dependent on our ability to make such adjustments while retaining suitably skilled personnel. Further, our efforts to in-license or acquire, develop and commercialize product candidates for China require the addition of clinical and regulatory personnel and the capabilities to expand our sales and marketing operation. In addition, we assign numerous key responsibilities to a limited number of individuals, and we would experience difficulty in finding immediate replacements for any of them were any one of them to choose to leave employment with us.

We are undertaking corrective measures based upon the findings of our Special Committee relating to its investigation of matters relating to the FCPA as well as relating to managements’ evaluation of internal control over financial reporting which could have adverse effects on our business, including the loss of personnel, and changes in marketing, sales and educational practices or programs. If we were unable to attract and retain qualified personnel as needed or promptly replace those employees who are critical to our product development and commercialization, the development and commercialization of our products would be adversely affected. At this time, we do not maintain “key person” life insurance for any of our personnel.

We may need to obtain additional funding to support our long-term product development and commercialization programs. *

We believe our existing cash and investments and ongoing revenue generating business operations will be sufficient to support our current operating plan for at least the next 12 months. However, we used $21.3 million of our cash and cash equivalents, net of cash acquired, to acquire NovaMed, have incurred substantial investment banking, legal and other fees, some of which will continue and the potential earn-out payments related to the acquisition, if targets are met, could be up to $43.0 million in cash. Our ability to achieve and sustain operating profitability is dependent on numerous factors including our ability to achieve our goal of increasing sales of ZADAXIN, securing regulatory approval for DC Bead in China, and for our other products and products we acquired as a result of the NovaMed acquisition, the execution and successful completion of clinical trials in the U.S. and China, securing partnerships for those programs that lead to regulatory approvals in major pharmaceutical markets, and successfully continuing NovaMed’s sales and integrating NovaMed into our business. We cannot assure you that such funds from operating activities will be sufficient, or that we will attain profitable operations in future periods. In addition, we intend to develop other products and we may need additional funds in the future to support such development and to support future growth and achieve profitability. If we need to raise additional funds in the future and such funds are not available on reasonable terms, if at all, our commercialization efforts may be impeded, our revenues may be limited and our operating results may suffer.

If we fail to protect our products, technologies and trade secrets, we may not be able to successfully use, manufacture, market or sell our products, or we may fail to advance or maintain our competitive position, and we have limited intellectual property protection in China.

Our success depends significantly on our ability to obtain and maintain meaningful patent protection for our products and technologies and to preserve our trade secrets. Our pending patent applications may not result in the issuance of patents in the future. Our patents or patent applications may not have priority over others’ applications. Our existing patents and additional patents that may be issued, if any, may not provide a competitive advantage to us or may be invalidated or circumvented by our competitors. Others may independently develop similar products or design around patents issued or licensed to us. Patents issued to, or patent applications filed by, other companies could harm our ability to use, manufacture, market or sell our products or maintain our competitive position with respect to our products. Although many of our patents relating to thymalfasin have expired, including composition of matter patents, we have rights to other patents and patent applications relating to thymalfasin and thymalfasin analogues, including method of use patents with respect to the use of thymalfasin for certain indications. Additionally, thymosin alpha 1 (“thymalfasin”), the chemical composition of thymalfasin, has received Orphan Drug designation in the United States for the treatment of stage IIb through stage IV melanoma. If other parties develop generic forms of thymalfasin for other indications, including conducting clinical trials for such indications, our patents and other rights might not be sufficient to prohibit them from marketing and selling such generic forms of thymalfasin. If other parties develop analogues or derivatives of thymalfasin, our patents and other rights might not be sufficient to prohibit them from marketing these analogues or derivatives.

Pharmaceutical products are either not patentable or have only recently become patentable in some of the countries in which we market or may market thymalfasin. We do not have composition patent claims directed to the same form of thymalfasin currently marketed in China, our largest market, although we do have other type of patent claims, pending or issued, directed to other aspects of thymalfasin therapy. Other companies market generic thymalfasin in China, sometimes in violation of our patent, trademark or other rights which, to date, we have defended by informing physicians and hospitals of the practice. Past enforcement of intellectual property rights in many of these countries, including China in particular, has been limited or non-existent. Future enforcement of patents and proprietary rights in many other countries will likely be problematic or unpredictable. Moreover, the issuance of a patent in one country does not assure the issuance of a similar patent in another country. Claim interpretation and infringement laws vary by nation, so the extent of any patent protection is uncertain and may vary in different jurisdictions.

If we are involved in intellectual property claims and litigation, the proceedings may divert our resources and subject us to significant liability for damages, substantial litigation expense and the loss of our proprietary rights.

Our commercial success depends in part on our not infringing valid, enforceable patents or proprietary rights of third parties, and not breaching any licenses that may relate to our technologies and products. In addition, we may not be aware of all patents or patent applications that may impact our ability to make, use or sell any of our potential products. For example, U.S. patent applications may be kept confidential for 12 or more months while pending in the Patent and Trademark Office, and patent applications filed in foreign countries are often first published nine months or more after filing. It is possible that we may unintentionally infringe these patents or other patents or proprietary rights of third parties. We may in the future receive notices claiming infringement from third parties as well as invitations to take licenses under third-party patents. Any legal action against us or our collaborative partners claiming damages and seeking to enjoin commercial activities relating to our products and processes affected by third-party rights may require us or our collaborative partners to obtain licenses in order to continue to manufacture or market the affected products and processes. Our efforts to defend against any of these claims, regardless of merit, would require us to devote resources and attention that could have been directed to our operations and growth plans. In addition, these actions may subject us to potential liability for damages. We or our collaborative partners may not prevail in a patent action and any license required under a patent may not be made available on commercially acceptable terms, or at all. Any conflicts resulting from the patent rights of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection.

If other companies obtain patents with conflicting claims, we may be required to obtain licenses to those patents or develop or obtain alternative technology to manufacture or market the affected products and processes. We may not be able to obtain any such licenses on acceptable terms or at all. Any failure to obtain such licenses could delay or prevent us from pursuing the development or commercialization of our potential products. Our efforts to defend against any of these claims would require us to devote resources and attention that could have been directed to our operations and growth plans.

We may need to initiate litigation, which could be time-consuming and expensive, to enforce our proprietary rights or to determine the scope and validity of others’ rights. If litigation results, a court may find our patents or those of our licensors invalid or may find that we have infringed on a competitor’s rights. If any of our competitors have filed patent applications in the United States which claim technology we also have invented, the Patent and Trademark Office may require us to participate in expensive interference proceedings to determine who has the right to a patent for the technology. These actions may subject us to potential liability for damages. We or our collaborative partners may not prevail in a patent action and any license required under a patent may not be made available on commercially acceptable terms, or at all.

Substantial sales of our stock or the exercise or conversion of options or convertible securities may impact the market price of our common stock. *

Our collaborative partner Sigma-Tau and affiliates hold a substantial amount of our stock. The stock is freely tradable and Sigma-Tau is not under any obligation to SciClone which would prevent it from selling some or all of the stock it holds except for applicable U.S. insider trading regulations with respect to possession of material non-public information by Sigma-Tau or its officers and directors. Sigma-Tau affiliates include individuals as well as Sigma-Tau and related corporate entities. Any of such persons or entities may make their own decisions regarding their holdings of our common stock and could make individual decisions to sell such as a result of their individual tax planning, estate planning or corporate reorganizational reasons.

In May 2009, we filed a Form S-3 Shelf registration with the SEC which was later declared effective by the SEC and will allow us to sell securities in one or more offerings. In addition, we issued 8,298,110 shares of the Company’s common stock to NovaMed under the terms of the acquisition in April 2011 and former NovaMed stockholders own approximately 15% of our outstanding common stock after the transaction. We have granted registration rights for those shares and the shares are expected to be freely tradable on approximately October 18, 2011, however not more than 25% of such shares may be sold in any three month period thereafter. Although the shares will continue to be subject to such limitations until October 2012, sales of the shares could lead to a decrease in the market price of our common stock.

Future issuances of substantial amounts of our common stock could adversely affect the market price of our common stock. Similarly, if we raise additional funds through the issuance of common stock or securities convertible into or exercisable for common stock or sell equity in a subsidiary, the percentage ownership of our present stockholders of the respective entities will be reduced and the price of our common stock may fall.

Our cash and investments are subject to certain risks which could materially adversely affect our overall financial position.

We invest our cash in accordance with an established internal policy and customarily in instruments which historically have been highly liquid and carried relatively low risk. However, with turmoil in the credit markets, similar types of investments have experienced losses in value or liquidity issues which differ from their historical pattern. For example, we routinely have invested in money market funds with large financial institutions. One or more of these funds could experience losses or liquidity problems and, although to date some of the largest financial institutions who sponsor such funds have offset similar losses, there is no assurance that our financial institutions would either not incur losses or would offset any losses were they to occur.

Any adjustment to decrease the ratings of our investments by an Interest Rate Rating Agency may have a negative impact on the value of our investments.

Should any of our cash investments permanently lose value or have their liquidity impaired, it would have a material and adverse effect on our overall financial position by imperiling our ability to fund our operations and forcing us to seek additional financing sooner than we would otherwise and such financing may not be available on commercially attractive terms.

In addition, financial instruments may subject us to a concentration of credit risk. Most of our cash, and cash equivalents are held by a limited number of financial institutions. To date, we have not experienced any losses on our deposits of cash and cash equivalents. However, if any of these instruments permanently lost value or had their liquidity impaired, it would also have a material and adverse effect on our overall financial position by imperiling our ability to fund our operations and forcing us to seek additional financing sooner than we would otherwise and such financing may not be available on commercially attractive terms.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult.

Certain anti-takeover provisions of Delaware law and our charter documents as currently in effect may make a change in control of our company more difficult, even if a change in control would be beneficial to our stockholders. Our charter documents contain certain anti-takeover provisions, including provisions in our certificate of incorporation providing that stockholders may not cumulate votes, stockholders’ meetings may be called by stockholders only if they hold 25% or more of our common stock and provisions in our bylaws providing that the stockholders may not take action by written consent. Additionally, our board of directors has the authority to issue 10 million shares of preferred stock and to determine the terms of those shares of stock without any further action by the stockholders. The rights of holders of our common stock are subject to the rights of the holders of any preferred stock that may be issued. The issuance of preferred stock could make it more difficult for a third-party to acquire a majority of our outstanding voting stock. Delaware law also prohibits corporations from engaging in a business combination with any holders of 15% or more of their capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors may use these provisions to prevent changes in the management and control of our company. Also, on December 18, 2006, our board of directors declared a dividend distribution of one Preferred Stock Purchase Right (collectively, the “Rights”) for each outstanding share of our Common Stock, each Right which entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company’s Series D Preferred Stock, $0.001 par value, at a price of $25.00 pursuant to a Rights Agreement dated as of December 19, 2006, between the Company and Mellon Investor Services LLC. The Rights have certain anti-takeover effects. Under certain circumstances the Rights could cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by our board of directors. Although the Rights should not interfere with an acquisition of the Company approved by the board, the Rights may have the effect of delaying and perhaps improving the terms of an acquisition for our stockholders, or deterring an acquisition of the Company. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

We may be subject to product liability lawsuits, and our insurance may be inadequate to cover damages.

Clinical trials of any of our current and potential products or the actual commercial sales of our product may expose us to liability claims from the use of these products. We currently carry product liability insurance. However, we cannot be certain that we will be able to maintain insurance on acceptable terms, if at all, for clinical and commercial activities or that the insurance would be sufficient to cover any potential product liability claim or recall. If we fail to have sufficient coverage, our business, results of operations and cash flows could be adversely affected.

If we are unable to comply with environmental and other laws and regulations, our business may be harmed.

We are subject to various federal, state and local laws, regulations and recommendations relating to the use, manufacture, storage, handling and disposal of hazardous materials and waste products (including radioactive compounds and infectious disease agents), as well as safe working conditions, laboratory and manufacturing practices and the experimental use of animals. The extent of government regulation that might result from future legislation or administrative action in these areas cannot be accurately predicted.

We do not currently maintain hazardous materials at our facilities. While we outsource our research and development programs involving the controlled use of biohazardous materials, if in the future we conduct these programs ourselves, we might be required to incur significant cost to comply with environmental laws and regulations. Further, in the event of an accident, we would be liable for any damages that result, and the liability could exceed our resources.

Our business and operations are subject to the risks of being based in particular locations known for earthquakes, other natural catastrophic disasters and service interruptions.

Our corporate headquarters are located in the Silicon Valley area of Northern California, a region known for seismic activity. Although we maintain a disaster recovery policy that includes storage of important corporate data in a different geographic region of the United States, all of our significant corporate data is stored in our headquarters facility and accordingly, a significant natural disaster, such as an earthquake, could have a material adverse impact on our business, operating results, and financial condition. Most of our sales are into China for which we maintain our warehouses for finished goods in Hong Kong, which can experience severe typhoon storms, earthquakes or other natural catastrophic disasters. Although our distributors in China may maintain several months supply of our product, were our warehouse capability to be interrupted, either through a natural disaster such as flooding or through a service interruption, such as a lack of electricity to power required air conditioning, our ability to timely deliver finished product to China could be adversely affected which in turn would materially adversely affect our sales and ensuing operating results.

We May Be Affected by Climate Change and Market or Regulatory Responses to Climate Change.

Climate change, including the impact of global warming, could have a material adverse effect on our results of operations, financial condition, and liquidity if it were to disrupt the demand, supply or delivery of product, management of our business, or result in cost increases as a result of government regulation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “might,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. These risks and uncertainties include developments with respect to our products and our ability to sustain profitability. Any forward-looking statement is qualified in its entirety by reference to the factors discussed in this prospectus, including in the documents incorporated by reference herein.

Because the factors discussed in this prospectus, including in the documents incorporated by reference herein, and even factors of which we are not yet aware, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement made by or on behalf of us, you should not place undue reliance on any such forward-looking statement. These statements are subject to risks and uncertainties, known and unknown, which could cause actual results, performance and achievements to differ materially from those expressed or implied in such statements. We have included important factors in the cautionary statements included in this prospectus, particularly under the heading “Risk Factors,” and in our SEC filings that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. These and other risks are also detailed in our reports filed from time to time under the Securities Act and/or the Exchange Act. You are encouraged to read these filings as they are made.

Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New risk factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

All shares of our common stock offered by this prospectus are being registered for the accounts of the selling stockholders. We will not receive any of the proceeds from the sale of these shares.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

We are registering up to 8,298,110 shares of our common stock for resale, from time to time, by the selling stockholders identified below. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares offered under this prospectus before selling them, and we cannot advise you as to whether the selling stockholders will in fact sell any or all of the shares of common stock being offered hereunder.

The following table provides the names and addresses of and the number of shares of our common stock beneficially owned by each selling stockholder as a result of our acquisition of NovaMed and the number of shares of such common stock beneficially owned by each selling stockholder upon completion of the offering or offerings pursuant to this prospectus, assuming each selling stockholder offers and sells all of its or his or her respective shares listed below.

Except as otherwise disclosed in this prospectus (or as disclosed in any document incorporated by reference), none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. Other than the costs of preparing and providing this prospectus and a registration fee to the SEC, we are not paying any costs relating to the sales by the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the common stock. Unless otherwise indicated below, to our knowledge, all persons named in the tables below have sole voting and investment power with respect to their securities, except to the extent authority is shared by spouses under applicable law. The inclusion of any securities in these tables does not constitute an admission of beneficial ownership by the person named below.

The information in the table below is current as of the date of this prospectus. The percentage ownership is based on 58,321,778 shares of common stock outstanding as of August 8, 2011.

	Shares Beneficially Owned Prior to Offering		Number of Shares	Shares Beneficially Owned After Offering (3)
Selling Stockholders	Number (1)(2)	Percent	Being Offered	Number	Percent
Spearing Limited (4) P.O. Box 957, Offshore Incorporation Centre Road Town, Tortola, British Virgin Islands	1,629,316	2.8%	1,629,316	—	—
Lion Sight International Limited P.O. Box 957, Offshore Incorporation Centre Road Town, Tortola, British Virgin Islands	644,123	1.1%	644,123	—	—
Probio, Inc. Suite 2106 Ciro’s Plaza, 388 Nanjing West Road Shanghai, China	1,601,534	2.7%	1,601,534	—	—
YiPing Li 32 Park Place Princeton, NJ 08542, USA	36,556	*	36,556	—	—
Atlas Venture Fund VII, L.P. (5) 25 First Street, Suite 303 Cambridge, MA 02141, USA	1,972,189	3.9%	1,972,189	—	—
Beacon Bioventures Fund II Limited Partnership 1 Main Street, 13th Floor Cambridge, MA 02142, USA	1,202,295	2.1%	1,202,295	—	—
Fidelity Asia Principals Fund L.P. 17/F, One International Finance Centre Hong Kong	43,222	*	43,222	—	—
Fidelity Asia Ventures Fund L.P. 17/F, One International Finance Centre Hong Kong	1,159,072	2.0%	1,159,072	—	—
The Brody Family Trust u/t/d 8-15-86 Nichols House, 3400 N Charles Street Baltimore, MD 21218, USA	9,803	*	9,803	—	—

*	Less than 1% of the outstanding shares of common stock.

(1)	All share ownership information was provided to us by the selling stockholders.

(2)

The number of shares to be registered hereby includes shares held in an escrow account to secure indemnification obligations of the selling stockholders under and pursuant to that certain Share Purchase Agreement, dated as of April 18, 2011, by and among the registrant, SciClone Pharmaceuticals Hong Kong Limited, NovaMed Pharmaceuticals, Inc., the selling stockholders and Mark Lotter as Seller Representative.

(3)

Assumes that all of the shares offered by the selling stockholders hereby are sold and that the selling stockholders buy or sell no additional shares of common stock prior to the completion of this offering.

(4)	Mark Lotter, a current member of our Board of Directors, is the sole director and shareholder of Spearing Limited.

(5)

Peter Barrett, a current member of our Board of Directors, is a director of Atlas Venture Associates VII, Inc., the general partner of Atlas Venture Associates VII, L.P., the general partner of Atlas Venture Fund VII, L.P. In such capacity he may be deemed to have shared voting and investment power of the shares held by Atlas Venture Fund VII, L.P. Mr. Barrett disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of the shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts relating to their sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out its short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

We will not receive any proceeds from the sale of the shares by the selling stockholders.

DESCRIPTION OF COMMON STOCK

The following description of our common stock, together with any additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of our common stock that we may offer in offerings under this prospectus. While the terms we have summarized below will apply generally to any future common stock that we may offer, we will describe the particular terms of any class or series of these securities in more detail in the applicable prospectus supplement. For the complete terms of our common stock, please refer to our amended and restated certificate of incorporation and our amended and restated by-laws that are incorporated by reference into the registration statement of which this prospectus is a part or may be incorporated by reference in this prospectus or any prospectus supplement. The terms of these securities may also be affected by Delaware General Corporation Law. The summary below and that contained in any prospectus supplement are qualified in their entirety by reference to our amended and restated certificate of incorporation and our amended and restated amended and restated by-laws.

Common Stock

We are authorized to issue 125,000,000 shares of common stock, of which 58,321,778 shares were issued and outstanding as of August 8, 2011. The holders of common stock possess exclusive voting rights in us, except to the extent our board of directors specifies voting power with respect to any other class of securities issued in the future. Each holder of our common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of directors. Stockholders do not have any right to cumulate votes in the election of directors.

Subject to preferences that may be granted to the holders of preferred stock, each holder of our common stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to receive, after payment of all of our debts and liabilities and of all sums to which holders of any preferred stock may be entitled, the distribution of any of our remaining assets. Holders of our common stock have no conversion, exchange, sinking fund, redemption or appraisal rights (other than such as may be determined by our board of directors in its sole discretion) and have no preemptive rights to subscribe for any of our securities.

All of the outstanding shares of our common stock are, and the shares of common stock issued upon the conversion of any securities convertible into our common stock will be, fully paid and non-assessable. The shares of common stock offered by this prospectus or upon the conversion of any preferred stock or debt securities or exercise of any warrants offered pursuant to this prospectus, when issued and paid for, will also be, fully paid and non-assessable.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “SCLN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is BNY Mellon.

Rights Plan

On December 18, 2006, we adopted a stockholder rights plan, or Rights Plan. The description and terms of the rights issuable under the Rights Plan are set forth in a Rights Agreement between us and Mellon Investor Services LLC (subsequently renamed BNY Mellon), as rights agent, dated as of December 19, 2006. Under the Rights Plan, we distributed one Series D preferred stock purchase right for each share of common stock outstanding at the close of business on January 2, 2007.

If a person or group of affiliated or associated persons acquires 15% or more of our common stock in a transaction not pre-approved by our Board of Directors, each right will entitle its holder, other than the acquirer, to receive upon exercise the number of shares of our common stock (or, in certain circumstances, of one one-thousandths of a share of preferred stock or other of our securities) having a value equal to two times the right’s then-applicable purchase price (initially $25.00 per one-thousandth of a share of Series D preferred stock). In addition, if an unapproved party acquires 15% or more of our common stock, and we are later acquired by the unapproved party or in a transaction in which all of our stockholders are not treated alike, stockholders with unexercised rights, other than the unapproved party, will be entitled to purchase common stock of the merger party or asset buyer with a value of twice the exercise price of the rights. Each right also becomes exercisable for one one-thousandth of a share of our Series D preferred stock at the right’s then current exercise price 10 days after an unapproved person or group of affiliated or associated persons commences, or announces an intention to make, a tender offer or exchange offer that, if completed, would result in the unapproved party acquiring 15% or more of our common stock. We may redeem the rights for a nominal amount before an event that causes the rights to become exercisable.

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of us, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to our stockholders, stockholders may, depending upon the circumstances, recognize taxable income should the rights become exercisable or upon the occurrence of certain events thereafter. As long as the rights are attached to the shares of common stock, we will issue one right with each new share of common stock so that all shares of our common stock will have attached rights. The rights will expire on December 19, 2016, unless earlier redeemed by us.

The Rights Agreement, specifying the terms of the rights, including the form of Certificate of Designation, Preferences and Rights of our Series D preferred stock as an exhibit thereto, is attached as an exhibit to our registration statement on Form 8-A filed with the SEC on December 22, 2006 and is incorporated herein by reference. The foregoing description of the rights is qualified in its entirety by reference to the Rights Agreement, as amended, and the exhibits thereto.

Possible Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

The following is a summary of certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated by-laws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our amended and restated certificate of incorporation and amended and restated by-laws.

Effect of Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and officers and by excluding employee stock plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at anytime within a three year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Certificate of Incorporation and Bylaws

Preferred Stock. Under our amended and restated certificate of incorporation, our Board of Directors has the power to authorize the issuance of up to 10,000,000 shares of preferred stock, all of which remain undesignated, and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by our stockholders. The issuance of preferred stock may:

•	delay, defer or prevent a change in control;

•	discourage bids for our common stock at a premium over the market price of our common stock;

•	adversely affect the voting and other rights of the holders of our common stock; and

•

discourage acquisition proposals or tender offers for our shares and, as a consequence, inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Special Meeting Requirements. Our amended and restated bylaws provide that special meetings of our stockholders may only be called at the request of our president, our chairman of the board, a majority of our Board of Directors or the holders of record of not less than 25% of all shares entitled to cast votes at the meeting.

Advance Notice Requirement. Stockholder proposals to be brought before an annual meeting of our stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to our Board of Directors. Generally, to be timely, notice must be received at our principal executive offices no later than the date specified in our proxy statement released to stockholders in connection with the previous year’s annual meeting of stockholders, which date shall be not less than 120 calendar days in advance of the date of such proxy statement.

Indemnification. Our amended and restated certificate of incorporation and our bylaws, as amended, provide that we will indemnify our officers and directors against losses as they incur in investigations and legal proceedings resulting from their services to us, which may include service in connection with takeover defense measures.

The above provisions may deter a hostile takeover or delay a change in control or management of us.

Rights Agreement

The rights described above under the heading “Description of Common Stock—Rights Plan” above have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire a significant interest in us on terms not approved by our Board of Directors.

LEGAL MATTERS

DLA Piper LLP (US), San Francisco, California has passed upon the validity of the common stock offered under this prospectus on behalf of the Company.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of our internal control over financial reporting as of December 31, 2010, as set forth in their reports thereon, which conclude, among other things, that SciClone Pharmaceuticals, Inc. did not maintain effective internal control over financial reporting as of December 31, 2010, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weaknesses described therein, and incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The audited historical financial statements of NovaMed included in Exhibit No. 99.1 of SciClone’s Current Report on Form 8-K/A dated July 5, 2011, have been so incorporated in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited, given on the authority of said firm as independent accountants in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file electronically with the SEC our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an

Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

You may obtain a free copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, on the day of filing with the SEC on our website on the World Wide Web at http://www.sciclone.com, by contacting the Investor Relations Department at our corporate offices by calling 800-724-2566 or by sending an e-mail message to investorrelations@sciclone.com.

DOCUMENTS INCORPORATED BY REFERENCE

We are allowed to incorporate by reference information contained in documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents and that the information in this prospectus is not complete. You should read the information incorporated by reference for more detail. We incorporate by reference in two ways. First, we list below certain documents that we have already filed with the SEC. The information in these documents is considered part of this prospectus. Second, the information in documents that we file in the future will update and supersede the current information in, and be incorporated by reference in, this prospectus.

We incorporate by reference into this prospectus the documents listed below, any filings we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement, and any filings we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until the termination of this offering (in each case, except for the information furnished under Item 2.02 or Item 7.01 in any current report on Form 8-K and Form 8-K/A):

•	Our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on March 31, 2011 (File No. 000-19825-11727709);

•	Our Annual Report on Form 10-K/A for the year ended December 31, 2010 filed with the SEC on May 2, 2011 (File No. 000-19825-11801940);

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 filed with the SEC on May 10, 2011 (File No. 000-19825-11828442);

•	Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 filed with the SEC on August 9, 2011 (File No. 000-19825-111021408);

•	Our Current Reports on Form 8-K/A filed with the SEC on July 5, 2011 (File No. 000-19825-11950752) and July 5, 2011 (File No. 000-19825-11950768);

•

Our Current Reports on Form 8-K filed with the SEC on August 9, 2011 (File No. 000-19825-111020957), July 6, 2011 (File No. 000-19825-11954085), June 3, 2011 (File No. 000-19825-11892262), April 22, 2011 (File No. 000-19825-11775902 and April 19, 2011 (File No. 000-19825-11766853);

•	The description of our common stock contained in our registration statement on Form 8-A/A filed with the SEC on September 18, 2003 (File No. 000-19825-03901416);

•	the description of our Series D Preferred Stock Purchase Rights contained in our registration statement on Form 8-A filed with the SEC on December 22, 2006 (File No. 000-19825-061297422); and

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All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering and also between the date of filing of the initial registration statement and prior to effectiveness of the registration statement.

We will provide each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus upon written or oral request at no cost to the requester. Requests should be directed to: SciClone Pharmaceuticals, Inc., 950 Tower Lane, Foster City, CA 94404, Attn: Investor Relations, telephone: 650.350.4825.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet website.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You should rely only on the information provided in and incorporated by reference into this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of these documents.

8,298,110 Shares

SciClone Pharmaceuticals, Inc.

Common Stock, Par Value $0.001 Per Share

PROSPECTUS

September 22, 2011